Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
April 22, 2013

                                                                      April 2013

                                              J.P. Morgan Structured Investments
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                                           The J.P. Morgan Efficiente EM 5 Index
                                                                  Strategy Guide

Important Information

JPMorgan Chase and Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the "SEC")
for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities.
You may get these documents without cost by visiting EDGAR on the SEC Website at
www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866) 535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities linked to JPMorgan ETF Efficiente EM 5 Index (the "Strategy") are our
senior unsecured obligations and are not secured debt. Investing in these securities is not equivalent to a direct investment in the Strategy or any index fund that forms part of the Strategy.

Investments in securities linked to the Strategy require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

Any historical composite performance records included in this free writing prospectus are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this free writing prospectus. No representation is being made that the Strategy will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the securities linked to the Strategy use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. For time periods prior to the launch of an exchange-traded fund included in the Strategy and such exchange-traded fund's initial satisfaction of a minimum liquidity standard, back-testing uses alternative performance information derived from a related index, after deducting hypothetical fund fees, rather than performance information for such exchange-traded fund.

The results obtained from "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index.
J.P. Morgan provides no assurance or guarantee that the securities linked to the
Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations.

Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this strategy guide.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of
U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured

Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. JPMS is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

THE J.P. MORGAN EFFICIENTE EM 5 INDEX STRATEGY GUIDE

Overview

The J.P. Morgan Efficiente EM 5 Index (the "Index," the "Strategy," or "Efficiente EM") is a member of J.P. Morgan's family of Efficiente indices, which generally seek to provide exposure to the relevant underlying assets based on the modern portfolio theory approach to asset allocation. Efficiente EM provides exposure to a diverse range of asset classes with focus on emerging market investments. The Index selects from a basket of 15 assets (the "Basket Constituents") including equities, government debt, alternatives and the JPMorgan Cash Index USD 3 Month (the "Cash Index").

Key features of the Index include

- Exposure to emerging markets equities, bonds (including emerging and developed markets), and alternative investments (agriculture, gold and energy);
- The weights allocated to the Basket Constituents are dynamic and are determined monthly based on a rules-based methodology that targets an annualized volatility of 5% or less;
- An algorithmic portfolio construction which utilizes momentum and correlation across asset classes;
- The Index is an excess return index and reflects the weighted performance of the Basket Constituents (including reinvested dividends for the Basket Constitients that are exchange traded funds) with the returns of certain Basket Constituents tracked as the excess returns over the Cash Index; and
- The Index level incorporates the daily deduction fee of 0.50% per annum and is published on Bloomberg under the ticker EFJPEM5E.

The table and graph below illustrate the performance of the Index based on the hypothetical back-tested closing levels from March 31, 2003 through March 28, 2013. Based on the hypothetical back-tested performance, the Index realized annualized returns of 8.13% per annum over the period with a Sharpe Ratio of 1.37. The Index Sharpe Ratio outperformed the Dow Jones UBS Commodity Index, the MSCI Daily TR Net World USD (Excess Return), and the MSCI Daily TR Net Emerging Markets USD (Excess Return). There is no guarantee that Efficiente EM will outperform these indices during the term of your investment in securities linked to the Index.

Hypothetical comparison of the Efficiente EM (Mar 31, 2003 – Mar 28, 2013)

	Efficiente EM	Dow Jones-UBS Commodity Index	MSCI Daily TR Net World USD (Excess Return)	MSCI Daily TR Net Emerging Markets USD (Excess Return)
12 Month Return	-0.17%	-3.12%	11.11%	1.06%
3 Year Return (Annualized)	4.58%	1.33%	7.84%	2.60%
10 Year Return (Annualized)	8.13%	1.96%	6.33%	14.29%
Annualized volatility	5.93%	19.07%	18.04%	22.29%
Sharpe Ratio	1.37	0.10	0.35	0.64

Source: Bloomberg and J.P. Morgan. Please see notes immediately following the graph below.

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Hypothetical performance of the Efficiente EM (Mar 31, 2003 -- Mar 28, 2013)
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Note: Because the Index did not exist prior to February 04, 2013, all retrospective levels provided in the graph and table above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations in procedures used in producing simulated historical data from those used to calculate the Index going forward could produce differences in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance described herein. Please see "Important
Information" at the front of this publication for a discussion of certain assumptions used for the Index and additional limitations of back-testing and simulated returns.

"Return" is the percentage return of the relevant index over the period indicated, and where "Annualized" is indicated, is the annual compounded return of the relevant index over the period.

"Annualized volatility" is the annualized standard deviation of the daily returns of the relevant index for the full period from March 31, 2003 through
March 28, 2013.

Strategy description

On a monthly basis, the Index employs an allocation strategy based on modern portfolio theory. The modern portfolio theory approach to asset allocation suggests how a rational investor should allocate capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an "efficient frontier" to define the asset allocation of the
Index. An efficient frontier for a portfolio of assets defines the optimal return of the portfolio for a given amount of risk, using the volatility of returns of hypothetical portfolios as the measure of risk.

Illustration of the Efficient Frontier
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On a monthly basis, J.P. Morgan Securities plc, acting as the Index calculation agent, will rebalance the Index to determine the allocations to the Basket
Constituents based on the mathematical rules that govern the Index. The weight for each Basket Constituent will be determined subject to certain weighting constraints, including constraints on the weight of each Basket Constituent as well as constraints on the sum of the weights of Basket Constituents within a sector. For more information on the weighting constraints related to the Basket
Constituents comprising the Index, see "What are the Basket Constituents?".

The Index seeks to identify the weight for each Basket Constituent that would have resulted in the hypothetical portfolio with the highest return over approximately the previous six months while realizing an annualized volatility over the same period of 5% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 5% or less is selected, and the weighting for such portfolio is applied to the Basket Constituents. This forms the practical application of the modern portfolio theory and the efficient frontier. No assurance can be given that the Efficiente EM Index will achieve its target volatility of 5%. The actual realized volatility of the Index may be greater or less than 5%.

On each selection date for the monthly rebalancing of the Index, the weighting algorithm implements the following steps:

[]   The Global Index calculation agent identifies all eligible portfolios as described under "What are the Basket Constituents?" and calculates the performance for each portfolio for an observation period over approximately the previous six months.

[]   For each eligible portfolio, the Global Index M calculation agent calculates the annualized realized volatility over that same observation period.

[]   The performance and the volatilities of the eligible portfolios are used to construct the "efficient frontier."

[]   The Global Index calculation agent selects the eligible portfolio with the strongest performance that has an annualized realized volatility equal to or less than 5%. If no such portfolio exists, the target volatility is increased in increments of 1%, and the selection procedure is repeated until a portfolio is identified.

The Index is an excess return index and reflects the weighted performance of the Basket Constituents (including reinvested dividends for the Baskets Constituents that are exchange traded funds) with the returns of certain Basket Constituents tracked as the excess return over the Cash Index. The Index level also incorporates a daily deduction of a fee of 0.50% per annum.

The Global Index calculation agent will publish the Index level on Bloomberg, subject to the occurrence of a market disruption event. You can find the current Index value on Bloomberg under the ticker EFJPEM5E.

There is no guarantee that the concept of an efficient frontier combined with modern portfolio theory will generate positive returns for the Index or that other theories applied to the portfolio of the Basket Constituents would not produce a better result than an investment linked to the Index.

What are the Basket Constituents?

The following table sets forth the Basket Constituents that compose the Index and the maximum weighting constraints assigned to each asset as well as specific groups of assets ("sectors").

Table A: Basket Constituents

Sector / Sector cap	Asset class	Assets	Ticker	Asset cap
Emerging Markets Equities 80%	EM America	iShares® MSCI Brazil Capped Index Fund	EWZ UP	15%
		iShares® MSCI Mexico Capped Investable Market Index Fund	EWW UP	15%
		J.P. Morgan Latin America Satellite Basket	Not Applicable	10%
	EM Europe	RDX Total Return in USD	RDXTRU	15%
		J.P. Morgan EMEA Satellite Basket	Not Applicable	10%
	EM Asia	iShares® FTSE China 25 Index Fund	FXI UP	15%
		WisdomTree India Earnings Fund	EPI UP	15%
		J.P. Morgan Asian Satellite Basket	Not Applicable	10%
Alternative Investments 30%	Alternatives	S&P® GSCI™ Energy 3-Month Forward Index Total Return	SPGSAGTR	15%
		S&P® GSCI™ Gold Sub Index Total Return	SPGSGCTR	15%
		S&P® GSCI™ Agriculture Index Total Return	SG3MENP	15%
Bonds 50%	EM Bonds	iShares® J.P. Morgan USD Emerging Markets Bond Fund	EMB UP	20%
	DM Bonds	J.P. Morgan US Treasury Note Futures Tracker	RFJPUSBE	20%
	DM Bonds	J.P. Morgan 30-Year US Treasury bond Futures Tracker (net)	FTJMUTBE	20%
Cash 50%	Cash	JPMorgan Cash Index USD 3 Month	JPCAUS3M	50%

Note: See the relevant underlying supplement for more information on the Index and the Basket Constituents.

THE J.P. MORGAN EFFICIENTE EM 5 INDEX STRATEGY GUIDE

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Table B: Satellite Basket Components

Satellite Basket	Asset	Ticker	Weighting
J.P. Morgan Latin America Satellite Basket	iShares® MSCI Chile Investable Market Index Fund	ECH UP	1/3
	iShares® MSCI All Peru Index Fund	EPU UP	1/3
	Global FTSE Colombia 20 ETF	GXG UP	1/3
J.P. Morgan EMEA Satellite Basket	CECE Total Return USD	CECETRU	1/3
	J.P. Morgan Turkish Equity Futures Tracker	FTJMTREE	1/3
	iShares® MSCI South Africa Index Fund	EZA UP	1/3
J.P. Morgan Asian Satellite Basket	iShares® MSCI South Korea Index Fund	EWY UP	1/3
	S&P® SoEast Asia 40 NetTR	SPSEA4UN	1/3
	iShares® MSCI Taiwan Index Fund	EWT US	1/3

An eligible portfolio is any hypothetical portfolio composed of the Basket Constituents listed in "Table A: Basket Constituents" whose weights satisfy the following weighting constraints:

- The minimum possible weight assigned to any Basket Constituent is 0%.
- The weight assigned to each Basket Constituent is an integral multiple of 5%.
- The maximum possible weight assigned to a single Basket Constituent is 15%, with the exception of (i) the J.P. Morgan Latin America Satellite Basket, the J.P. Morgan EMEA Satellite Basket, the J.P. Morgan Asian Satellite Basket each of which have a maximum possible weight of 10%; (ii) The iShares® J.P. Morgan USD Emerging Market Bond Fund, the JP Morgan US Treasury Note Futures Tracker, JP Morgan 30 Year US Treasury Bond Futures Tracker each of which have a maximum possible weight of 20%; and (iii) the JPMorgan Cash Index USD 3 Month which has a maximum possible weight of 50%. Under certain circumstances, the weighting of the JPMorgan Cash Index USD 3 Month may be greater than 50%. The weight of the JPMorgan Cash Index USD 3 Month at any given time represents the portion of the Index that is uninvested at that time.
- The maximum possible weight assigned to (i) the Emerging Markets Equities sector is 80%; (ii) the Bonds sector is 50%; and (iii) the Alternative Investments sector is 30%. In addition, the weights assigned to the JPMorgan Cash Index USD 3 Month cannot exceed 50%.
- The sum of the weights assigned to all Basket Constituents will be equal to 100%.

THE J.P. MORGAN EFFICIENTE EM 5 INDEX STRATEGY GUIDE

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THE J.P. MORGAN EFFICIENTE EM 5 INDEX STRATEGY GUIDE

Historical analysis

The Index aims to provide exposure across a diverse spectrum of asset classes and geographic regions.

Diversified exposure

Correlation can be described as a measure of the degree to which two components change relative to each other. A diversified approach to investing would stipulate maintaining exposure to a variety of asset classes to attempt to generate positive returns in a wide range of market environments.

Based on the rebalancing methodology and the constraints described in *"What are the Basket Constituents?"*, Efficiente EM is intended to dynamically allocate to the Basket Constituents in response to changing market conditions, with the potential to exploit any low historical correlations exhibited by the Basket Constituents. The hypothetical correlations below illustrate that returns of the Index have historically not been overly dependent on either bonds or equities.

Summary of hypothetical correlations for Efficiente EM (Mar 31, 2003 – Mar 28, 2013)

	Efficiente EM	Dow Jones-UBS Commodity Index	MSCI Daily TR Net World USD (Excess Return)	MSCI Daily TR Net Emerging Markets USD (Excess Return)
Efficiente EM	100.00%	46.26%	28.63%	37.41%
Dow Jones-UBS Commodity Index		100.00%	46.85%	46.19%
MSCI Daily TR Net World USD (Excess Return)			100.00%	74.31%
MSCI Daily TR Net Emerging Markets USD (Excess Return)				100.00%

Source: Bloomberg and J.P. Morgan.

Note: Based on the daily hypothetical back-tested returns. The correlations shown above are for informational purposes only. **Future correlations may be higher or lower than the hypothetical, historical correlations in the summary above.** The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual weights that would be assigned to the Sectors or the applicable Basket Constituents during the term of your investment in securities linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the Sectors or the applicable Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations contained in this hypothetical backtest. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Targeting volatility

As described in *"Strategy description,"* the Index targets an annualized realized volatility of 5%. The graph below illustrates the hypothetical six-month realized volatility of the Index as well as that of the Dow Jones UBS Commodity Index, the MSCI Daily TR Net World USD (Excess Return), and the MSCI Daily TR Net Emerging Markets USD (Excess Return) between October 3, 2003 and March 28, 2013.

Volatility is a measurement of the variability of returns. The historical, or "realized," volatility of a portfolio can be measured in a number of ways. For the purposes of the graph below, volatility is calculated from the historical daily returns of the indices over a six-month observation period. For any given day, the "six-month annualized volatility" is the annualized standard deviation of the daily returns of the relevant index using the closing levels of the index during the 126 index-day period preceding that day. For example, for the day, October 31, 2010, the data point on the

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graph for that day represents the annualized standard deviation of the daily returns using closing levels of the relevant index during the 126 index-days up to and including October 31, 2010.

Hypothetical six-month annualized volatility (Oct 3, 2003 -- Mar 28, 2013)
[GRAPHIC OMITTED]
Source: Bloomberg and J.P. Morgan

Note: The hypothetical, historical six-month annualized volatility levels of
Efficiente EM, the MSCI Daily Net TR World Index (Excess Return), the MSCI Daily
TR Net Emerging Markets USD (Excess Return), and the Dow Jones UBS Commodity
Index, are presented for informational purposes only. The back-tested, hypothetical, historical six-month annualized volatility has inherent limitations. These volatility levels reflect historical performance (and in the case of the Index hypothetical historical performance). No representation is made that in the future Efficiente EM, the MSCI Daily TR Net World USD Index
(Excess Return), the MSCI Daily TR Net Emerging Markets USD (Excess Return), and
the Dow Jones UBS Commodity Index will have the volatilities as shown above.
There is no guarantee that Efficiente EM will outperform any alternative investment strategy, including the MSCI Daily TR Net World USD Index (Excess
Return), the MSCI Daily TR Net Emerging Markets USD (Excess Return), and the Dow
Jones UBS Commodity Index. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate.
Actual six-month annualized volatilities will vary, perhaps materially, from this analysis. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Hypothetical historical sector weightings

The following graph illustrates the hypothetical historical allocation to the various sectors and the Cash Index (labeled as "Cash") based on the rebalancing mechanics set forth under the "Strategy description." For a detailed description of which Basket Constituents make up each sector displayed in this graph, please see "What are the Basket Constituents?". Although Efficiente EM rebalances on a monthly basis, for ease of display, average allocations are shown on a semi-annual basis in the chart below.

Hypothetical semi-annual average allocations Apr 2003 to Mar 2013
[GRAPHIC OMITTED]
Source: J.P. Morgan

Note: The hypothetical allocations are obtained from hypothetical back-testing of the Efficiente EM algorithm and should not be considered indicative of the actual weights that would be assigned to the sectors or the applicable Basket
Constituents during your investment in securities linked to the Index. J.P.
Morgan provides no assurance or guarantee that the actual performance of the
Index would result in allocations among the sectors or the applicable Basket
Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those in the hypothetical historical allocations contained in this hypothetical backtest.
Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

The charts below illustrate the average allocation over the period between March
31, 2003 and March 28, 2013 to the various sectors or to Cash and are intended to demonstrate the average allocation of the Index. These hypothetical allocations were calculated by averaging the monthly allocations during the periods indicated.

Historic percentage of time the Efficiente EM Index has been invested into each sub index
[GRAPHIC OMITTED]
Source: J.P. Morgan. Numbers have been rounded for convenience.

Note: The hypothetical allocations are obtained from back-testing and should not be considered indicative of the actual weights that would be assigned to the
Sectors or the applicable Basket Constituents during the term of your investment in securities linked to the Index. J.P. Morgan provides no assurance or guarantee that the actual performance of the Index would result in allocations among the Sectors or the applicable Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from those arising from the hypothetical historical allocations contained in this hypothetical backtest. Please see "Important
Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

Risks associated with the Index

Our affiliate, JPMS plc, is the calculation agent and may adjust the strategy in a way that affects its level

The policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMS plc is under no obligation to consider your interest as an investor in securities linked to the Index.

There are risks associated with a momentum-based investment strategy

The Index employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights.
The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike.

The index may be partially uninvested

The aggregate weight of the Cash Constituent at any given time represents the portion of the synthetic portfolio that is uninvested. In addition, when the exposure of the Index to the synthetic portfolio is less than 100%, a portion of the synthetic portfolio will be uninvested. The Index will reflect no return for any uninvested portion.

The commodity futures contracts underlying three of the basket constituents are subject to uncertain legal and regulatory regimes

The commodity futures contracts that underlie three of the Basket Constituents are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the Index or your investment linked to the Index. You should review carefully the relevant disclosure statement and underlying supplement and the relevant term sheet or pricing supplement for information relating to the effect these circumstances could have on any payment on your investment linked to the Index.

There are risks associated with an emerging market investment

The economies of emerging market countries face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates.

Other key risks

[]   The Index level incorporates the daily deduction of a fee of 0.50% per annum, and the levels of three Basket Constituents (or their underlying components) that track futures contracts reflect the deduction of fees in connection with each roll from one futures contract to the next futures contract.

[]   The Index may not be successful, may not outperform any alternative strategy related to the Basket Constituents and may not achieve its target volatility of 5%.

[]   The Index comprises notional assets and liabilities and therefore there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

[]   The investment strategy involves monthly rebalancing and maximum weighting caps that are applied to the Basket Constituents individually and to sectors composed of multiple Basket Constituents.

[]   Changes in the values of the Basket Constituents may offset each other, and correlation of performances among the Basket Constituents may reduce the performance of the Index.

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[]   An investment in securities linked to the Strategy is subject to risks associated with non-U.S. markets, fixed-income securities, commodities and futures contracts and to currency exchange risk.

[]   The Index was established on February 4, 2013, and therefore has limited operating history.

[]   J.P. Morgan Securities LLC., one of our affiliates, is the sponsor of the
     Cash Constituent, of several of the Basket Constituents and/or their underlying components and of the index that underlies one of the Basket
     Constituents.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant disclosure statement and underlying supplement and the "Selected Risk Considerations" in the relevant term sheet or disclosure supplement.

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